

02004796

SEC[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-12645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 19 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COUNTRY Capital Management Company

OFFICIAL USE ONLY
37-6055336
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1711 G.E. Road
(No. and Street)

Bloomington (City) IL (State) 61704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Hany (309) 821-2356
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) IL (State) 60606

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Borowski swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of COUNTRY Capital Management Company as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Peter J. Borowski
Signature

Corporate Controller
Title

Mary Brougher
Notary Public


OFFICIAL SEAL
MARY T. BROUGHER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES Oct. 15, 2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 158,398
Fixed maturities, at fair value *(Note 2)*	925,752
Accounts receivable	17,595
Interest receivable	12,798
Income taxes recoverable	6,548
	$1,121,091
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 18,673
Deferred income taxes	10,062
	28,735
Stockholder's equity:	
Preferred stock, par value $100 per share:	
Authorized – 10,000 shares; issued and outstanding – None	–
Common stock, stated value $50 per share:	
Authorized, issued, and outstanding – 10,000 shares (owned by COUNTRY Life Insurance Company)	500,000
Retained earnings	592,356
	1,092,356
	$1,121,091

Note: There were no changes in the Common Stock account during the year ended December 31, 2001.

See accompanying notes.